UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ivanhoe Electric Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

46578C108
(CUSIP Number)

Rick Gashler
Orion Resource Partners (USA) LP
1045 Avenue of the Americas
New York, NY 10018
(212) 596-3497
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46578C108	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
ORION RESOURCE PARTNERS (USA) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,231,374

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,231,374

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,231,374

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

(1) Percentage is based on 92,979,197 shares of Common Stock outstanding as of May 15, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed on May 15, 2023.

CUSIP NO. 46578C108	Page 3 of 5 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned, pursuant to Rule 13d-2(a) under the Act, to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 11, 2022 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed with the SEC on March 21, 2023 (together with this Amendment No. 2, the “Schedule 13D”), with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Ivanhoe Electric Inc. (the “Issuer”), whose principal executive offices are located at 606 - 999 Canada Place, Vancouver, BC V6C 3E1, Canada. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated as follows:

(a, b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 6,231,374 shares of Common Stock, representing approximately 6.7% of the total number of shares of Common Stock outstanding.

The foregoing beneficial ownership percentage is based on 92,979,197 shares of Common Stock outstanding as of May 15, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed on May 15, 2023.

(c) Except for the transactions listed in Exhibit D to this Amendment No. 2, each of which was a brokerage transaction effected in the open market, there have been no transactions in the shares of Common Stock by the Reporting Person during the past sixty days.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit D	Schedule of Transactions, in response to Item 5(c)

CUSIP NO. 46578C108	Page 4 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORION RESOURCE PARTNERS (USA) LP

/s/ Rick Gashler
Name: Rick Gashler
Title: Chief Compliance Officer

May 24, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

CUSIP NO. 46578C108	Page 5 of 5 Pages
Exhibit D

SCHEDULE OF TRANSACTIONS

The following table sets forth all transactions in the Common Stock effected by the Reporting Person during the sixty days prior to the filing of this Amendment No. 2.

Date of Transaction	Transaction	Amount of Securities	Price
05/08/2023	Sell	18,400	$12.1372
05/09/2023	Sell	2,100	$12.0662
05/12/2023	Sell	87,500	$12.6700
05/15/2023	Sell	100,000	$13.9631
05/16/2023	Sell	100,000	$13.8586
05/17/2023	Sell	92,000	$13.3925
05/18/2023	Sell	47,973	$13.6325
05/19/2023	Sell	22,500	$13.4035
05/22/2023	Sell	729,527	$13.0168